Exhibit 99.1

News Release #37/2012
2012-08-01

Baja Mining Announces Director Resignations

Vancouver, August 01, 2012 – Baja Mining Corp. (“Baja”) (TSX: BAJ - OTCQX: BAJFF) reports that Stephen Lehner and Ken Murphy have resigned from Baja’s board.

Mr. Lehner and Mr. Murphy joined Baja’s board on May 7 and May 24, 2012, respectively, and were elected as directors at Baja’s most recent shareholder meeting on June 21, 2012.

Baja’s board would like to thank both Mr. Lehner and Mr. Murphy for their contributions to Baja during what has been a challenging period for Baja and its management.

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

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